(CAE Logo)                                                                                                 Press Release

CAE REPORTS FULL-YEAR EARNINGS FROM CONTINUING

OPERATIONS OF 60 CENTS PER SHARE

     Company meets earnings and margin targets

Toronto, May 7, 2003 - [TSX:CAE; NYSE:CGT] CAE today reported earnings from continuing operations for the fiscal year ending March 31, 2003, of C$131.0 million (or 60 cents per share) following fourth-quarter earnings of C$39.0 million (or 18 cents per share). Full-year earnings from continuing operations met our publicly stated expectations but were 8 cents per share below last year's record results.

Operating margins were 20% for the full fiscal year-also in line with our stated expectations-following fourth-quarter margins of 19%.

Consolidated revenue from continuing operations in the fourth quarter was C$312.2 million, causing full-year revenue to match last year's total of C$1.13 billion. CAE's C$2.3 billion order backlog at March 31, 2003, compared to C$2.4 billion as at December 31, 2002.

President and CEO Derek H. Burney stated, "CAE remains very profitable despite the turbulence in civil aviation markets. We have met our targets through a balanced contribution from our business units, productivity gains and strict cost containment." Mr. Burney added, "Strong cash flow in the fourth quarter has allowed us to reduce our net debt compared to one year ago despite the cost of expanding our global aviation training network."

CAE operates through three divisions: Civil Simulation and Training ("Civil"), Military Simulation and Training ("Military") and Marine Controls ("Marine").

Civil generated operating earnings of C$116.2 million for the full fiscal year and C$29.5 million in the fourth quarter compared to C$151.8 million and C$42.4 million, respectively, in the prior year. Full-year revenue decreased 5% to C$517.2 million while fourth-quarter revenue of C$137.7 million was 16% below the prior year period. The reduction in Civil's operating earnings and revenue reflects the weaker demand for equipment sales, partially offset by the contribution from Civil's growing aviation training business. Civil's Q4 operating earnings were also impacted by the inclusion in its operating margins of financing costs from the sale and leaseback of simulators installed in the training network. Civil secured four orders for full flight simulators during the fourth quarter to reach 11 of 17 competed orders during the fiscal year, compared to 22 of 26 orders in the prior year. The unit added 14 simulators to its global training network during the fourth quarter to reach 89 installed simulators on March 31, 2003, compared to an installed base of 59 simulators one year earlier. Utilization of the installed capacity averaged 60% during the fourth quarter and for the year as a whole.

Marine generated operating earnings for the full year of C$31.8 million-a 35% increase compared to the prior fiscal year. Fourth-quarter operating earnings of C$8.9 million were 9% ahead of last year. Revenue for the full year and fourth quarter increased 40% and 49%, respectively. The strong revenue and earnings growth is attributable to the contribution from the U.K. Astute submarine training program and organic growth in the unit's naval controls business.

Military generated a 12% increase in full-year operating earnings to C$73.6 million despite a 3% reduction in revenues to C$445.7 million. Fourth-quarter earnings of C$22.1million were 8% higher than the prior year period despite an 18% reduction in revenue. Military's higher rate of profitability reflects productivity gains, cost containment initiatives and the impact of maturing programs.

CAE reported a loss from discontinued operations of C$13.8 million for the quarter and the year compared to a C$3.9 million loss in the fourth quarter of 2002 and a gain of C$1.1 million for the fiscal 2002 year. Net earnings after giving effect to the loss from discontinued operations amounted to C$25.2 million for the quarter and C$117.2 million for the fiscal year. The loss reflects a combination of post-closing adjustments for divestitures completed in the fourth quarter of fiscal 2002 and provisions for expected losses from the sale of three remaining discontinued businesses. Subsequent to the end of fiscal 2003, CAE has completed the sale of two of these three remaining businesses - the Oriented Strand Board (forestry) business located in Vancouver, British Columbia, and the German cleaning technology business. CAE is also in exclusive discussions to sell its California-based cleaning technology company, Alpheus. It is expected this transaction will be completed in the first quarter of fiscal 2004.

CAE had very strong cash flow in the fourth quarter, reducing long-term borrowings by C$178.8 million. This reduction was achieved by cash flow from operations, including a reduction of non-cash working capital of C$67.4 million, proceeds of C$34.8 million from the sale and leaseback of two full flight simulators and a reduction of cash and short-term investments of C$57.5 million. Capital expenditures for the quarter and the year were C$56 million and C$238.9 million, respectively, the majority of which was used to support the expansion of CAE's Civil training network. At March 31, 2003, CAE's net debt (long-term debt less cash and short-term investments) amounted to C$791.7 million compared to C$913.0 million at December 31, 2002, and C$816.4 million at March 31, 2002.

CAE is a leading provider of integrated training solutions and advanced simulation and controls technologies to civil aviation, military and marine customers. The company generates annual revenues in excess of C$1 billion and employs more than 6,000 people in Canada, the United States and around the globe.

This press release includes forward-looking statements that are based on certain assumptions and reflects CAE's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Additional factors are discussed in CAE's materials filed with the securities regulatory authorities in Canada and the United States from time to time. CAE disclaims any intention or obligation to update or revise any forward-looking statements.

Additional information about CAE, and a web cast of the company's fourth quarter conference call with financial analysts can be accessed at out website: http//www.cae.com/.

For more information:                                                    Source:

Johanne Denault, Manger                                              Andrew Arnovitz, Director

External Communications                                              Corporate Communications & Investor relations

(514) 341-6780, ext 4889                                               (514) 734-5760

johanne.denault@cae.com                                             andrew.arnovitz@cae.com

Consolidated Balance Sheets

(amounts in millions of Canadian dollars)	as at March 31 2003 (unaudited)	as at March 31 2002 (Restated)
Assets
Current Assets
Cash and cash equivalents	$17.1	$88.8
Short-term investments	2.6	21.3
Accounts receivable	373.1	378.2
Inventories	136.3	130.9
Prepaid expenses	14.0	9.9
Income taxes recoverable	25.7	15.8
Future income taxes	3.5	28.9
	572.3	673.8
Restricted cash	14.4	15.6
Assets of discontinued operations	50.0	123.8
Property, plant and equipment, net	930.4	838.5
Future income taxes	85.7	74.1
Intangible assets	171.7	163.4
Goodwill	366.8	375.5
Other assets	165.2	113.7
	$2,356.5	$2,378.4

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$413.3	$420.5
Deposits on contracts	101.2	189.1
Long-term debt due within one year	13.4	37.5
Future income taxes	42.4	50.4
	570.3	697.5
Liabilities of discontinued operations	17.9	40.5
Long-term debt	798.0	889.0
Long-term liabilities	139.6	73.7
Future income taxes	80.5	65.6
	1,606.3	1,766.3
Shareholders' equity
Capital stock	190.5	186.8
Retained earnings	531.2	440.4
Currency Translation adjustment	28.5	(15.1)
	750.2	612.1
	$2,356.5	$2,378.4

Consolidated Statements of Earnings

	three months ended March 31 (unaudited)		twelve months ended March 31 (unaudited)
(amounts in millions of Canadian dollars, except per share amounts)	2003	2002 (Restated)	2003	2002 (Restated)
Revenue
Civil Simulation and Training	$137.7	$164.9	$517.2	$545.2
Military Simulation and Training	123.8	150.2	445.7	461.8
Marine Controls	50.7	34.1	167.6	119.5
	$312.2	$349.2	$1,130.5	$1,126.5
Operating earnings
Civil Simulation and Training	$29.5	$42.4	$116.2	$151.8
Military Simulation and Training	22.1	20.5	73.6	65.6
Marine Controls	8.9	8.2	31.8	23.6
Earnings from continuing operations before interest and taxes	60.5	71.1	221.6	241.0
Interest expense, net	4.6	10.4	30.4	22.7
Earnings from continuing operations before income taxes	55.9	60.7	191.2	218.3
Income taxes	16.9	19.5	60.2	69.9
Earnings from continuing operations	$39.0	$41.2	$131.0	$148.4
Results of discontinued operations	(13.8)	(3.9)	(13.8)	1.1
Net earnings	$25.2	$37.3	$117.2	$149.5
Earnings and diluted earnings per share from continuing operations	$0.18	$0.19	$0.60	$0.68
Net earnings and diluted net earnings per share	$0.11	$0.17	$0.53	$0.69
Average number of shares outstanding	219.4	217.6	219.4	217.6

Consolidated Statements of Retained Earnings

	three months ended March 31 (unaudited)		twelve months ended March 31 (unaudited)
(amounts in millions of Canadian dollars)	2003	2002 (Restated)	2003	2002 (Restated)
Retained earnings at beginning of period	$512.7	$409.7	$446.8	$321.2
Adjustments for changes in accounting policies	-	-	(6.4)	(5.3)
Net Earnings	25.2	37.3	117.2	149.5
Dividends	(6.7)	(6.6)	(26.4)	(25.0)
Retained earnings at end of period	$531.2	$440.4	$531.2	$440.4

Consolidated Statements of Cash Flow

	three months ended March 31 (unaudited)		twelve months ended March 31 (unaudited)
(amounts in millions of Canadian dollars)	2003	2002 (Restated)	2003	2002 (Restated)
Operating activities
Earnings from Continuing operations	$39.0	$41.2	$131.0	$148.4
Adjustments to reconcile earnings to cash flow from operating activities:
Amortization	20.0	17.6	70.6	43.1
Future income taxes	8.9	(6.7)	18.8	7.1
Investment tax credit	(4.0)	(4.7)	(18.6)	(19.0)
Other	(8.9)	2.4	(18.7)	1.1
Increase (decrease) in non-cash working capital	67.4	54.3	(38.5)	(7.6)
Net cash provided by continuing operating activities	122.4	104.1	144.6	173.1

Investing activities
Purchase of businesses	(2.8)	-	(2.8)	(757.6)
Proceeds from disposition of businesses	-	176.7	25.0	187.1
Short-term investments	5.7	(21.3)	18.8	101.5
Capital expenditures	(56.0)	(62.6)	(238.9)	(249.6)
Proceeds from sale and leaseback of assets	34.8	-	127.0	42.6
Development costs	2.2	(5.0)	(13.3)	(31.1)
Deferred pre-operating costs	(2.8)	(3.9)	(10.7)	(15.1)
Other assets	(12.2)	(14.4)	(27.5)	(33.0)
Net cash provided by (used in) continuing investing activities	(31.1)	69.5	(122.4)	(755.2)
Financing activities
Proceeds of long term debt	19.6	69.6	270.0	755.8
Repayments of long term debt	(147.7)	(193.6)	(326.3)	(195.6)
Dividends paid	(6.5)	(6.4)	(26.1)	(24.8)
Common stock issuance	0.2	2.7	4.0	6.1
Other	(4.6)	0.1	(14.1)	(2.3)
Net cash provided by (used in) continuing financing activities	(139.0)	(127.6)	(92.5)	539.2
Net cash used in discontinued activities	(11.4)	(13.7)	(3.6)	(24.5)
Effect of foreign exchange rate changes on cash	7.3	3.0	2.2	(0.6)
Net increase (decrease) in cash	(51.8)	35.3	(71.7)	(68.0)
Cash at beginning of period	68.9	53.3	88.8	156.8
Cash at end period	$17.1	$88.8	$17.1	$88.8